 Clinical-Stage Immunotherapy and Neurology Company    Asterias BiotherapeuticsNYSE Market: ASTDecember 2018  Filed by Asterias Biotherapeutics, Inc.Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of theSecurities Exchange Act of 1934  Subject Corporation: Asterias Biotherapeutics, Inc. Commission File No.: 001-36646

 2  Statements pertaining to future financial and/or operating and/or clinical research results, future growth in research, technology, clinical development, and potential opportunities for Asterias, along with other statements about the future expectations, beliefs, goals, plans, or prospects expressed by management constitute forward-looking statements. Any statements that are not historical fact (including, but not limited to statements that contain words such as "will," "believes," "plans," "anticipates," "expects," "estimates") should also be considered to be forward-looking statements. Forward-looking statements involve risks and uncertainties, including, without limitation, risks inherent in the development and/or commercialization of potential products, uncertainty in the results of clinical trials or regulatory approvals, need and ability to obtain future capital, and maintenance of intellectual property rights. Actual results may differ materially from the results anticipated in these forward-looking statements and as such should be evaluated together with the many uncertainties that affect the businesses of Asterias, particularly those mentioned in the cautionary statements found in Asterias' filings with the Securities and Exchange Commission (the “SEC”). Asterias disclaims any intent or obligation to update these forward-looking statements.Certain statements in this communication, including statements relating to the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and the combined company’s future financial condition performance and operating results, strategy and plans are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 giving Asterias’ expectations or predictions of future financial or business performance or conditions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward- looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. In addition to factors previously disclosed in Asterias’ reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements and historical performance: the ability to obtain regulatory approvals and meet other closing conditions to the Merger, including requisite approval by Asterias’ stockholders and shareholders, respectively, on a timely basis or at all; delay in closing the Merger; the ultimate outcome and results of integrating the operations of BioTime and Asterias and the ultimate ability to realize synergies and other benefits; business disruption following the Merger; the availability and access, in general, of funds to fund operations and necessary capital expenditures. More information on potential factors that could affect our results is included from time to time in the SEC filings and reports of Asterias, including the risks identified under the sections captioned “Risk Factors” in Asterias’ annual report on Form 10-K filed with the SEC on March 15, 2018, and Asterias’ quarterly report on Form 10-Q for  the quarter ended September 30, 2018, filed with the SEC on November 9, 2018.  Forward-Looking Statements

 3  On November 8, 2018, Asterias announced it had entered into an Agreement and Plan of Merger with BioTime, Inc. (NYSE MKT: BTX)BioTime previously owned approximately 39% of AsteriasStock merger with fixed exchange ratioEach AST share to convert into 0.71 shares of BTXCombined company to be run by BTX CEO Brian CulleyAST CEO Michael Mulroy to remain on BTX Board; AST Board Chair Don Bailey to join BTX BoardTransaction expected to close in Q1 of 2019  Announced Transaction with BioTime, Inc.

Asterias Background Information

- Asterias' neurology platform is in the clinic with a Phase 1/2a clinical trial evaluating OPC1 in the treatment of severe cervical spinal cord injury (SCI)
  - Significant pre-clinical data supporting clinical development
  - Clinical data showing positive safety profile, durable cell engraftment at the injury site, and promising motor recovery data
  - FDA discussions on next clinical study underway
  - OPC1 cells have mechanisms of action that can potentially help to treat other neurodegenerative diseases such as MS and White Matter Stroke
- Asterias' immunotherapy platform is also in the clinic with a Phase 1 clinical trial evaluating VAC2 in patients with advanced and resected disease in non-small cell lung cancer
  - VAC2 program uses dendritic cells to stimulate an immune response to telomerase, a universal cancer antigen
  - Enrollment initiated in 2018; immunogenicity and activity data readouts anticipated in 2019 and 2020
  - VAC2 is an allogeneic platform that can be used to deliver any antigen(s), including neo-antigen approaches
- Non-Dilutive Funding Partners:
  - Cancer Research UK is funding and running VAC2 Phase 1 trial
  - California Institute of Regenerative Medicine provided a $14.3 million grant to support OPC1 Phase 1/2a study and has the potential to partially fund the next study for OPC1

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 5                                                                                                        PROGRAM  Partners/Funding  PRECLIN PHASE 1 PHASE 2 PHASE 3Programs with Ongoing Clinical Studies  AST-OPC1Spinal Cord Injury (subacute)  AST-VAC2Lung Cancer Allogeneic  Other Clinical Programs  AST-VAC1Leukemia (AML) Autologous      Phase 1/2a study enrolled; final data  readout in Q1 2019      Positive phase 2 data  End of Phase 2 meeting completed      Phase 1 underway;data in 2019 and 2020  Clinical Programs – Development Pipeline

 Spinal Cord Injury Program

 AST-OPC1 is a cellular therapy utilizing oligodendrocyte progenitor cells (OPCs)OPCs are found in the human body and are precursors to oligodendrocyte cells which, among other things, provide electrical insulation for nerve axons in the form of a myelin sheathAST-OPC1 administers OPCs into the body to supplement the body’s own internal supply of OPCs with a non-patient specific supply of cells  AST-OPC1 is derived from a well- established, pluripotent embryonic stem cell line originally isolated in the 1990s  AST-OPC1: Introduction    AST-OPC1 Injection Procedure  7

                 AST-OPC1 Potential Mechanisms of Action  Secretes neurotrophic factors  Promote increased neurite outgrowth  Myelination of axons      Rag2-/- γc-/- /shi mouse + AST-OPC1          Control Media AST-OPC1 CM        shiverer mouse shi mouse + AST-OPC1      TubIII  Prevents Cavitation    Control    AST-OPC1    8

AST-OPC1 in Spinal Cord Injury (SCI)

- Significant unmet medical need for patients with severe SCI
- The therapeutic goal for AST-OPC1 is to help restore arm, hand and finger function in SCI patients thereby increasing their independence and quality of life
- Significant lifetime direct healthcare costs; can reach $5 million for a patient
- Very high unemployment rate; 63% of cervical injury patients are unemployed 8 years post-injury
- Motor level improvements can translate into clinically significant improvements in ability to self-care and significant reductions in cost of care



Spinal cord segments
Cervical nerves
Head and neck
Diaphragm
Deltoids, biceps
Wrist extenders
Triceps
Hand
Thoracic nerves
Chest muscles
Abdominal muscles
Lumbar nerves
Leg muscles
Sacral nerves
Bowel, bladder
Sexual function
C1
C2
C3
C4
C5
C6
C7
C8
T1
T2
T3
T4
T5
T6
T7
T8
T9
T10
T11
T12
L1
L2
L3
L4
L5
S1
S2
S3
S4
S5

Target patient estimates[1]

>4,000 under first label C4-C7 ASIA A/B/C

(1) Estimates by indication calculated based on 2014 NSCIC survey data, adjusted to exclude penetrating and secondary medical injuries

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Potential to Have Clinically Meaningful Benefit

	Capability				
	C1-C3	C4	C5	C6	C7-C8
Bowel					
Bladder					
Bed Mobility					
Transfers					
Pressure Relief					
Eating					
Dressing					
Grooming					
Bathing					
Wheelchair					
Car Transport					
Daily Home Care	24 hr Attendant	18-24 hr Attendant	6-12 hr Assistance	4 hr Housework	1 hr Housework

Total Assist

Partial Assist

Independent

Steeves et al., Top Spinal Cord Inj Rehabil 2012; 18(1): 1-14

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Pre-Clinical and Clinical Evidence Supporting OPC1 in SCI

Pre-Clinical

28 Animal Studies
>3000 Rodents and Pigs

- Survives in the Spinal Cord
- Greatest Activity in Subacute Injury
- Improves Locomotor Activity
- Reduces Parenchymal Cavitation
- Migrates Up 5cm in Spinal Cord
- No Distribution Outside CNS
- Does Not Increase Mortality
- Does Not Induce Systemic Toxicity
- Does Not Produce Teratomas
- Produces Low Frequency (1-2%) Small Ectopic Tissue at Injury Site
- Not Highly Susceptible to Direct Immune Responses

Clinical

Phase 1 Thoracic Study

- 5 subjects with thoracic injuries administered safety dose of 2M cells
- Long-term follow up has shown no evidence of adverse changes in any of the subjects treated with AST-OPC1

Phase 1/2a Study

- 25 subjects with cervical injuries administered up to 20M cells
- Positive safety profile
- Evidence of durable cell engraftment
- Promising motor recovery
- Results defining population for next study

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OPC1 Clinical Data from Phase 1/2a study

Safety

- To date, there have been no serious adverse events (SAEs) related to the OPC1 cells
- There have been no serious, unexpected, adverse events related to OPC1, the injection procedure, or the drug used for immunosuppression
- Safety profile includes long-term follow up of Phase 1 safety study subjects through up to seven years post-injection of AST-OPC1 - no evidence of adverse changes in any of the subjects

Cell Engraftment

- MRI results for over 96% (24/25) of subjects from Phase 1/2a study provide supportive evidence that OPC1 cells have durably engrafted at the injury site

Subject 365 Day T2 MRI



Motor Recovery

- At twelve months, 94% (17/18) of subjects administered 10M or 20M OPC1 cells in Phase 1/2a study recovered at least one motor level on at least one side and 33% of these subjects recovered at least two or more motor levels on at least one side
- Asterias intends to report 12 month results for the entire Phase 1/2a study in the first quarter of 2019

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 FDA has granted the Regenerative Medicine Advanced Therapy (RMAT) designation for AST-OPC1The RMAT designation is granted to regenerative medicine therapies for which “preliminary clinical evidence indicates that the drug has the potential to address unmet medical needs” for a “serious or life-threatening condition”1Asterias is using the RMAT Designation to initiate formal discussions with FDA on the next study for AST-OPC1  RMAT Designation                1 21st Century Cures Act, Section 3033  13

 Immunotherapy Platform

Early Successes in Cancer Immunotherapy Have Improved Cancer Treatment in Recent Years But More is Needed

Immune Checkpoint Inhibitors

- Highly effective when existing T cell response is suppressed by tumor
- Cannot mount a de novo T cell response in an "immune cold" tumor

OPDIVO (nivolumab)
KEYTRUDA (pembrolizumab)

Car-T Cells

- Stimulate T cell response through direct engineering
- High remission rates, but frequent relapses
- Targets single antigen
- Limited available targets
- High toxicity/low tolerability

JUNO THERAPEUTICS
Kite Pharma
NOVARTIS

VAC2 Platform

- Stimulate T cell response through natural antigen presentation mechanism
- Less potent initial immunity; best suited for MRD and combination approaches
- Applicable to wide range of antigens
- Potential for cross presentation
- High tolerability

Combining Several Approaches May be Necessary to Develop a More Potent Efficacious Therapy

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AST-VAC2 Immunotherapy Program: Introduction

- Our VAC2 program uses **dendritic cells** to stimulate an immune response to **telomerase**, a universal cancer antigen
- The LAMP signal sequence is also used to optimize immune response through stimulation of both CD8+ cytotoxic and CD4+ helper T cell responses
- AST-VAC2 **allogeneic** dendritic cells are manufactured from **embryonic stem cells**
- Optimal settings for use of DC immunotherapy approach include:
  - **Minimal residual disease** setting /preventing relapse (monotherapy)
  - **Combination therapy** with immune checkpoint inhibition

Dendritic Cells:
Potent Antigen Presenting Cells



DC
Peptide
T cell
MHC
TCR
Signal 1
CD80/ 86
CD28
Signal 2
Signal 3
IL-12

Telomerase:
"Universal" Tumor Antigen
(Present in >85% of all cancers)



TELOMERASE
RNA template
DNA
CCCAATCCC
CCCAAT C C C
Nucleotide

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Proprietary and Confidential Information

VAC1 Phase 2 Study Results in AML

VAC1 Phase 2 trial highlights

- Multicenter, open-label study
- Included only intermediate and high risk patients, evaluated by cytogenetics
- All patients had already achieved CR
- Results exceeded expected long term RFS rates in all patients
- Particularly dramatic was replication of the all patient results in the higher risk >60 population



Relapse free survival at 52 months
% of patients
58%
20-40%
57%
10-20%
AST-VAC1
Historical
All patients in CR
(N=19)
>60 years old
(N=7)

Source: Asterias results presented at ASCO May 2015;
Historical controls based on Mayer NEJM 1994; Rollig, J Clin Onc 2011

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Proprietary and Confidential Information

VAC2 Builds on VAC1 POC With An Allogeneic Dendritic Cell Product

- Product to be supplied from a single master cell bank, allowing scalability/consistency
- Thousands of patient treatments can be manufactured in a single batch
- Cryopreserved product available 'off-the-shelf' on demand

VAC1 Process:



Leukapheresis
Culture
Electroporate
RNA
Culture
Cryopreserve
Thaw
Inject

VAC2 Process:



Thaw
Inject

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Proprietary and Confidential Information

VAC2 Phase 1 Study Underway

Study will provide POC data for AST-VAC2 to Enable Broad Development

Trial Objectives

- Establish safety of AST-VAC2 in resected and advanced cancer
- Assess the generation of anti-hTERT and anti-VAC2 Immune Responses Periodically Over 1 Year
- Investigate Initial Measures of Clinical Activity as Progression Over 2 Years

Patient Population

Patients with NSCLC

HLA A2 Typing

ARM A
Treatment ARM
HLA-A2+
Patients with Advanced Disease

- **12 Patients**
- **Dose 1x10^{7} AST-VAC2**
- **6 Doses id.**

ARM B
Control ARM
HLA-A2-
Patients with Advanced Disease

- **12 Patients**
- **No Vaccine**

Safety Review

ARM C
Treatment ARM
HLA-A2+ Patients with Resected Disease

- **12 Patients**
- **Dose 1x10^{7} AST-VAC2**
- **6 Doses id.**

ARM D
Control ARM
HLA-A2- Patients with Resected Disease

- **12 Patients**
- **No Vaccine**

2 Year Follow-up for Responses/ Relapse

LTFU

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Proprietary and Confidential Information

Cancer Research UK Partnership to Execute VAC2 Clinical Trial in NSCLC to Establish Safety of Allogeneic Approach and Enable Other VAC2 Studies

CANCER RESEARCH UK

- Asterias Performed Development and Transfer of Clinical AST-VAC2 Manufacturing Process
- CRUK Responsibilities:
  - Execute cGMP Manufacture of AST-VAC2 for Clinical Trial
  - Prepare and File of Regulatory Dossier
  - Execute 24 patient Phase 1/2a trial in Patients with Advanced and Resected Non-small Cell Lung Cancer (NSCLC)

- ✓ Tech transfer completed
- ✓ cGMP DP production campaigns ongoing
- ✓ MHRA and REC authorization received
- ✓ Clinical sites selected
- ✓ cGMP Drug Product release
- ✓ Clinical contracts and site startup
- ✓ Trial open, FPI and FPFD
- Data readouts anticipated in 2019 and 2020

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Proprietary and Confidential Information

VAC2 Platform has Broad Potential For Application Beyond Current Areas of Focus

Approach:	Rationale:
Monotherapy in MRD Setting With High Risk of Relapse	• Stimulate T cell response to 'seek and destroy' residual cancer stem cells after debulking chemotherapy, surgery, radiotherapy • Promising results from AML trial of AST-VAC1
Combination Therapy	• Stimulate endogenous T cell response to enable ICIs to work in 'immune cold' tumors • Promising results in literature from preclinical studies of DC + ICI combinations
New & Additional Antigens	• Autologous and allogeneic DC platforms can be used to deliver any antigen(s), including neoantigen approaches

Proprietary and Confidential Information

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Potential Future Milestones

	2019	2020	2021	2022	2023
OPC1	12 month Top-Line Data Update from Phase 1/2a study FDA Clearance on next study design CIRM Grant Award for next study Publication on Phase 1/2a study	FPI for Phase 2B RCT Phase 2B Enrollment Updates	Phase 2B Enrollment Updates	Enrollment completed for Phase 2B RCT	6 and 12 month data readouts from Phase 2B RCT
VAC2	QP release of final batch of DP Advanced Cohort last patient last visit Safety review of all data from patients in Advanced Cohort ahead of moving into recruitment of Resected Cohort Resected Cohort last patient last visit Initial Safety and Immunogenicity Data Updates	1 year clinical activity readouts for Advanced Disease Cohort 1 year clinical activity readouts for Resected Disease Cohort All safety and immunogenicity Data generated	2 year clinical activity readouts for Advanced and Resected Disease Cohorts	CSR and publication on P1 NSCLC Trial	

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